

November 29, 2011

Via E-mail
Mr. Evan L. Kaplan
President and Chief Executive Officer
iPass, Inc.
3800 Bridge Parkway
Redwood Shores, California 94065

> **Re:** **iPass, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **File No. 000-50327**

Dear Mr. Kaplan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. Please clarify whether the deferred revenue balance included in your balance sheet reflects the total amount due for the entire term of your arrangements (net of revenues already recognized). In this regard, tell us if you have considered disclosing the nature and origin of deferred revenue balances in MD&A. Also, to the extent that your arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company's backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Results of Operations

Provision for Income Taxes, page 38

2.   It appears that "foreign taxes" had a significant impact on your effective tax rate in fiscal 2010. We further note that substantially all of the foreign earnings were generated by subsidiaries in India and the U.K. Tell us your consideration to include a discussion regarding how potential changes in such countries' operations may impact your results of operations. Also, tell us how you considered providing disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where the statutory tax rates differ from that of the U.S. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 38

3.   We note your discussion on page 53 regarding the $10.1 million of undistributed earnings of your foreign subsidiaries that you consider to be permanently reinvested and for which no taxes have been provided. Please tell us the amount of cash, cash equivalents and investments that is currently held outside of the United States, Also, tell us your consideration to disclose such amounts and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 54

4.   We note that the fees for certain of your arrangements are based on a flat fee. Tell us when you bill for these services (i.e. monthly, quarterly, etc.) and tell us if the amounts billed each period are the same (i.e. are billings ratable) or tell us if amounts billed vary during the contract period. To the extent the terms vary, then explain further the billing terms. Also, tell us if these arrangements are subject to cancellation by either the company or the customer and if so, describe such terms, including your refund policy, if any.

5.   Please tell us the typical end point lives over which you recognize the upfront fees received for each of your product groups in the MNS segment and tell us how this compares to a typical contract term.

6. Please tell us when you adopted the guidance in ASU 2009-13 and 2009-14 and where you included a discussion of such adoption. In this regard, we note from the disclosures in your June 30, 2010 Form 10-Q that the company is "currently evaluating the impact that the adoption of these ASUs will have on its consolidated financial position, results of operations and cash flows, including possible early adoption," however, we do not see any subsequent disclosures regarding such adoption. In addition, tell us how you considered this guidance in determining whether the upfront fees paid in your MNS contract and platform arrangements qualify for separation.

Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 26, 2011)

Certain Relationships and Related Transactions, page 56

7. You state that there were no transactions in 2010 to which you have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of your directors, former or current executive officers or, to your knowledge, holders of more than 5% of your capital stock had or will have a direct or indirect material interest. This appears to be narrower than the definition of related person contained in Item 404 of Regulation S-K, which also includes nominees for director, and immediate family members and persons (other than a tenant or employee) sharing the household of a director, executive officer, nominee for director, or greater than 5% beneficial owner. See Instruction 1 to Item 404(a) of Regulation S-K. Please tell us whether you have disclosed all transactions, since the beginning of your last fiscal year, or any currently proposed transaction, in which you were or are to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. In addition, please confirm that you will include disclosure consistent with Item 404's definition of related persons in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3487. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief